UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 22, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

21 May 2013

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 21 May 2013, it purchased from J.P. Morgan Securities plc, 100,000 ordinary shares at a price of 571.3833 pence per ordinary share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 19,269,840 ordinary shares in treasury, and has 167,258,023 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Investor Relations Manager

Tel: +44 (0) 1223 692 000

22 May 2013

CSR plc

ANNUAL GENERAL MEETING

LR 9.6.3, 9.6.18

CSR plc announces that all resolutions contained in the Notice of Meeting dated 28 March 2013 previously circulated to shareholders were passed at the Annual General Meeting of the Company held on Wednesday 22 May 2013 and that a copy of the resolutions below has been submitted to the National Storage Mechanism for publication today.

Resolution 15	That the establishment of the CSR plc 2013 SAYE Scheme 2 (the “Scheme”) be and is hereby approved and that the directors be and are hereby authorised to do all such acts and things necessary to establish and carry the Scheme into effect.

Resolution 16	That the establishment of the CSR plc 2013 Long-Term Incentive Plan (the “Plan”) be and is hereby approved and that the directors be and are hereby authorised to do all such acts and things necessary to establish and carry the Plan into effect.

Resolution 17	That, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at any time during the period for which the resolution has effect, be and are hereby authorised, in aggregate, during the period beginning with the date of the passing of this resolution and ending on the conclusion of the annual general meeting of the Company in 2014 (unless such authority is previously renewed, varied or revoked by the Company in a general meeting), to:

(i)	make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;

(ii)	make political donations to political organisations other than political parties not exceeding £12,500 in total; and

(iii)	incur political expenditure not exceeding £12,500 in total.

For the purposes of this resolution the terms “political donation”, “political parties”, “independent election candidates”, “political organisations” and “political expenditure” shall have the meanings given by sections 363 to 365 of the Companies Act 2006.

Resolution 18	That the Board be generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company:

(A)	up to a nominal amount of £56,510 (such amount to be reduced by the nominal amount allotted or granted under paragraph (B) below in excess of such sum); and

(B)	comprising equity securities (as defined in section 560(1) of the Companies Act 2006) up to a nominal amount of £113,020 (such amount to be reduced by any allotments or grants made under paragraph (A) above) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 22 August 2014) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

Resolution 19	That, if Resolution 18 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)	to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under Resolution 18(B), by way of a rights issue only):

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities, as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B)	in the case of the authority granted under Resolution 18(A) and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under Resolution 18(A) above) of equity securities or sale of treasury shares up to a nominal amount of £8,477, such power to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 22 August 2014) but in each case, during this period the Company may make offers, and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

Resolution 20	That the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1p each, such power to be limited:

(A)	to a maximum number of 16,954,300 ordinary shares (10% of the Company’s issued share capital);

(B)	by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1p;

(C)	by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of:

(i)	an amount equal to 5% above the average middle market quotation of an ordinary share of the Company for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

such authority to apply until the end of next year’s annual general meeting (or, if earlier, at the close of business on 22 August 2014) but in each case so that the Company may, before such authority expires, enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

Resolution 21	That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

Resolutions 1 to 18 were passed as ordinary resolutions and resolutions 19 to 21 were passed as special resolutions. The voting results are shown below:

		Votes cast in favour and as a percentage of total votes cast (excluding votes withheld)	Votes cast against and as a percentage of total votes cast (excluding votes withheld)	Votes withheld
	Ordinary resolutions
1	To receive the Company’s Annual Report and Accounts for the period ended 28 December 2012, together with the reports of the directors and auditors	120,889,707 99.96%	50,873 0.04%	1,578,381
2	To approve the Directors’ Remuneration Report for the period ended 28 December 2012	111,965,219 93.72%	7,500,208 6.28%	3,053,534
3	To re-elect as a director Mr Joep van Beurden	121,952,754 99.55%	556,684 0.45%	9,523
4	To re-elect as a director Mr Will Gardiner	121,953,508 99.55%	556,278 0.45%	9,175
5	To re-elect as a director Mr Chris Ladas	121,953,666 99.55%	556,196 0.45%	9,099
6	To re-elect as a director Mr Andrew Allner	116,656,820 96.71%	3,970,122 3.29%	1,892,019
7	To re-elect as a director Mr Anthony Carlisle	120,332,407 98.22%	2,175,075 1.78%	11,479
8	To re-elect as a director Mr Ron Mackintosh	120,576,754 98.42%	1,930,424 1.58%	11,783
9	To re-elect as a director Ms Teresa Vega	121,553,777 99.22%	953,645 0.78%	11,539
10	To re-elect as a director Dr Levy Gerzberg	121,945,518 99.54%	565,396 0.46%	8,047
11	To elect as a director Mr Chris Stone	122,098,755 99.67%	409,149 0.33%	11,057
12	To re-appoint Deloitte LLP as auditors	113,068,881 92.99%	8,528,713 7.01%	921,367
13	To authorise the directors to determine the remuneration of the auditors	114,924,832 94.51%	6,673,866 5.49%	920,263
14	To authorise the payment of a final dividend on the Company’s ordinary shares	122,466,529 99.97%	30,740 0.03%	21,692
	Special business
15	To approve the CSR plc 2013 SAYE Scheme 2	120,905,282 98.72%	1,569,763 1.28%	43,916
16	To approve the CSR plc 2013 Long-Term Incentive Plan	110,728,332 91.99%	9,640,762 8.01%	2,149,867
17	To authorise the Company and its subsidiaries to make political donations	113,620,453 92.75%	8,883,791 7.25%	14,717
18	To authorise the Company to allot shares pursuant to section 551 of the Companies Act 2006	121,088,180 98.86%	1,396,440 1.14%	34,341
	Special resolutions
19	To renew the disapplication of statutory pre-emption rights under section 570 of the Companies Act 2006	122,348,565 99.90%	126,865 0.10%	43,531
20	To grant the Company authority to purchase its own shares under section 701 of the Companies Act 2006	121,000,210 99.92%	95,799 0.08%	1,422,952
21	To authorise a general meeting other than an annual general meeting to be called on not less than 14 clear days’ notice	95,969,388 80.27%	23,586,872 19.73%	2,962,701

Enquiries

Company Secretary, CSR plc	FTI, James Melville-Ross
+ 44 1223 692000	+44 207 831 3113

ENDS